SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 1
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)



                                   VERTRUE INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 par value per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    92534N101
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                             BRENCOURT ADVISORS, LLC
                         600 LEXINGTON AVENUE, 8TH FLOOR
                               NEW YORK, NY 10022
                                 (212) 313-9700
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICE AND COMMUNICATIONS)


                                  MAY 23, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

          Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

- ---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    ----------------------------------------
                                Page 1 of 5 Pages
                    ----------------------------------------

---------------------------------          -------------------------------------
CUSIP No. 92534N101                                            Page 2 of 5 Pages
--------------------------------           -------------------------------------

This amendment is being filed due to a correction of the letter mentioned in
Item 4.


--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BRENCOURT ADVISORS, LLC
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A GROUP*
                                                                          (a)
                                                                          (b)[X]
   INAPPLICABLE
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCES OF FUNDS
         00 (FUNDS FROM INVESTMENT ADVISORY CLIENTS)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, USA
--------------------------------------------------------------------------------
  NUMBER OF          7.    SOLE VOTING POWER                    938,589
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8.    SHARED VOTING POWER                          0
  OWNED BY           -----------------------------------------------------------
    EACH             9.    SOLE DISPOSITIVE POWER               938,589
  REPORTING          -----------------------------------------------------------
 PERSON WITH         10.   SHARED DISPOSITIVE POWER                     0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,589
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     9.66%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------          -------------------------------------
CUSIP No. 92534N101                                            Page 3 of 5 Pages
--------------------------------           -------------------------------------

ITEM 1  SECURITY AND ISSUER

        Title of Class of Securities

        Common stock $0.01 par value per share (the "Shares")

        Name and Address of Issuer

        VERTRUE INC
        20 GLOVER AVENUE
        NORWALK, CT 06850

ITEM 2  IDENTITY AND BACKGROUND

(a) BRENCOURT ADVISORS, LLC (the "Manager")

(b) 600 LEXINGTON AVENUE, 8TH FLOOR, NEW YORK, NEW YORK 10022

(c) The Manager serves as an investment manager to several funds and managed accounts (collectively the "Funds").

(d) During the past five years, neither the Manager nor the Funds has not been convicted in a criminal proceeding

(e) During the past five years, neither the Manager nor the Funds have been party to a civil proceeding as a result of which they are subject to a judgment, decree, or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

(f) The Manager is organized under the laws of Delaware, USA.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Manager is the investment manager of several Funds which have acquired their respective shares in open market transactions

ITEM 4  PURPOSE OF TRANSACTION

The Funds have acquired the shares of Common Stock for investment purposes and have no other intentions other than those stated in the letter, attached here as an exhibit. The Funds reserve the right to communicate further with the Company's operating management and with members of its Board, as well as with other stockholders and third parties about these and other matters. The Funds continue to examine all of their options with respect to the possibility of taking actions that they believe will enhance shareholder value. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Funds also reserve the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by them, in each case in open market or privately negotiated transactions or otherwise.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The Manager may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 938,589 Shares owned by the Funds representing approximately 9.66% of the Issuer's 9,725,000 Shares outstanding as of March 31, 2007 (as reported on the Issuer's Form 8-K filed on May 8, 2007 period ended March 31,
2007).

---------------------------------          -------------------------------------
CUSIP No. 92534N101                                            Page 4 of 5 Pages
--------------------------------           -------------------------------------

     (c)

  Transaction Date            Bought         Sold        Price per Share ($)
  ----------------            ------         ----        -------------------

March 8, 2007                14,200                             46.49
March 13, 2007                2,038                             44.99
March 13, 2007                4,800                             45.11
March 14, 2007                6,869                             44.97
March 22, 2007                2,000                             48.11
March 23, 2007               59,634                             48.55
April 11, 2007               10,383                             47.08
April 11, 2007                6,774                             47.09
April 12, 2007                4,529                             47.02
April 13, 2007                1,299                             47.29
May 8, 2007                  34,191                             47.50
May 8, 2007                  14,729                             47.50
May 9, 2007                     200                             47.60
May 10, 2007                167,000                             47.97
May 11, 2007                 26,621                             48.02
May 11, 2007                  5,900                             48.04
May 14, 2007                100,000                             48.20
May 14, 2007                  3,297                             47.85
May 15, 2007                  5,541                             47.70
May 15, 2007                  2,410                             47.82
May 16, 2007                  1,227                             49.08
May 16, 2007                105,366                             48.04
May 17, 2007                  2,873                             48.06
May 21, 2007                 18,000                             48.25


     (d) None.

     (e) Inapplicable.

     (f) Inapplicable.

---------------------------------          -------------------------------------
CUSIP No. 92534N101                                            Page 5 of 5 Pages
--------------------------------           -------------------------------------


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              May 23, 2007
                                       --------------------------
                                                 (Dated)

                                          /s/ Michael Palmer
                                       ---------------------------
                                               (Signature)

                                         Chief FInancial Officer
                                       ---------------------------
                                                 (Title)

                                [OBJECT OMITTED]]



                                                                May 17, 2007
Gary A Johnson
President/CEO/Chairman of the Board
20 Glover Avenue
Norwalk, CT 06850

Dear Gary,

Brencourt Advisors, LLC ("Brencourt") is one of the largest shareholders of Vertrue Incorporated ("Vertrue" or the "Company"). We are writing to inform you of our dissatisfaction with the current offer price by the One Equity Partners consortium ("One Equity" or the "Sponsors") and our intention to vote against the merger offer. We believe that the current offer significantly undervalues the strong growth that Vertrue is experiencing and is a sub-optimal alternative to other strategies that deliver superior shareholder value.

THE CURRENT OFFER IS TOO LOW
Brencourt's position is that the current $48.50 offer price is too low. In examining the materials the Board reviewed in support of this bid, namely the Jefferies Broadview ("Jefferies") analysis set forth in the Company's preliminary proxy statement on file with the SEC, we believe that there were major flaws in Jefferies methodology which undervalued Vertrue's shares.

For example, Jefferies calculated a weighted average cost of capital ("WACC") that was too high. Jefferies estimated that Vertrue's WACC was 16.5%, comprised of a 17.8% cost of equity and a 9.25% cost of debt. We fail to see how Jefferies could have arrived at these numbers. Aside from the fact that Jefferies used a 7.8% market risk premium (versus a market standard 5%), we believe the 2.3% "Size Premium" for the cost of equity is ridiculous. Using Jefferies' beta of 1.4x, we believe the cost of equity should be 11.7%. Jefferies calculated the cost of debt based on the coupon of the Company's publicly issued debt. However, prior to the $48.50 offer, Vertrue's 9.25% senior notes were yielding 7%. Using this correct cost of debt (7%) would result in a WACC of 10.2%. Based on MANAGEMENT'S OWN PROJECTIONS, this more realistic WACC would imply an equity value over $60, A 25% PREMIUM TO THE CURRENT OFFER. If one were to apply 10.2% WACC to Jefferies' "NPV Sensitivity" chart, fair value for our shares would be above $70.

                                        JEFFERIES           MARKET
                                        ---------           ------
Beta                                      1.4                 1.4
Market Risk Premium                       7.8%                5.0%
Risk Free Rate                            4.5%                4.7%
Size Premium                              2.3%                0.0%
Cost of Equity                           17.8%               11.7%
Cost of Debt                              9.3%                7.0%
Corporate Tax Rate                       38.0%               38.0%

Equity Value                       $  582,361          $  582,361
Total Debt                         $  148,817          $  148,817

WACC                                     15.4%               10.2%
WACC JEFFERIES USES                      16.5%



We believe that the other valuation methods employed by Jefferies were flawed as well. While Jefferies correctly pointed out that there are no other truly comparable public companies to Vertrue, they drew incorrect inferences from the SOLE precedent transaction in the universe: Apollo's purchase of Cendant Corp's Marketing Services Division ("Affinion"). First, that transaction occurred in July 2005, NEARLY 2 YEARS AGO. Since then, valuations have gone up for nearly every company, especially for less understood business models like Vertrue. Second, Jefferies did not adjust for certain one-time items that raised the Affinion acquisition multiple from 6.25x to 7.1x (please see the debt prospectus for the transaction).

In similar fashion, Jefferies does not properly calculate the acquisition multiple implicit in the Vertrue transaction. Jefferies reports that $48.50 represents 8.9x TTM EBITDA, ostensibly a fair multiple, especially with respect to the Affinion transaction. However, this methodology ignores timing differences in marketing spend that have artificially depressed TTM EBITDA, thereby raising the transaction multiple. As you yourself stated on the 2Q07 (December quarter) conference call, "I want to point out that it's important to note when comparing our performance to last fiscal year, our year-over-year results reflect both a strong first half in fiscal '06 and an increased marketing investment in the first half of fiscal '07". The results for the March 2007 quarter demonstrate your point. In that quarter, adjusted EBITDA rose to $25.4 from $18.4 million in 3Q06.(1) Thus, based on management's projected June 2007 EBITDA, the implied transaction multiple would only be 7.2x.

Furthermore, Jefferies does not accord Vertrue the premium multiple that it deserves vis-a-vis the Affinion acquisition. Vertrue, through its established online platform and Management Service segment, has better growth prospects than Affinion. A company with higher growth deserves a higher multiple. Therefore, the 7.2x multiple used to arrive at a $48.50 price is not quite the "gift" that the Jefferies analysis suggests. In fact, based on management's projected high teens EBITDA growth, Vertrue should trade in the 10-13x range. Even if we discounted that valuation to a 9x multiple, we still arrive at a fair value for the stock above $60.


-------------
(1) Company press release 5/08/07, after adding back $5.0 million of merger related expenses

We also find fault with the IRR returns of this transaction. If one were to take management's projections and use the same entry/exit multiples, One Equity will realize a mid 40% IRR over a 5-year horizon. This analysis includes all fees and expenses and does not consider One Equity re-levering at various stages of the investment to take dividends out of the Company. Although we understand that new buyers need an adequate return to compensate them for long-term risk, mid 40% is far higher than the 15-20% IRRs that private equity sponsors typically accept in current markets. At even a 30% IRR, the implied share price would be above $58, 20% HIGHER than the current offer.

Finally, we take issue with Jefferies analysis that this offer is fair because it represents a 20% premium to the pre-NY Post article price of $40.12. While we do not believe that the premium offered to shareholders has any relevance to the ACTUAL value of our shares, we regard Jefferies analysis as incomplete. Nowhere does Jefferies account for the technical selling caused by Vertrue's converts that are struck at $40.37. Historically, the stock price has been capped by convert holders who hedge their stock exposure above that strike price. Likewise, Jefferies does not mention that the Company raised its guidance on January 24, 2007, THE SAME DAY that the NY Post reported the company was up for sale. We fail to see how Jefferies could not attribute any of the appreciation in the stock to that. Therefore, based on the $43.82 closing price on January 24th, this transaction represents a mere 10.8% premium. How is that fair to shareholders based on Jefferies analysis?

ALTERNATIVES
We believe that there are other ways to increase shareholder value other than by accepting a low ball bid for the company. We believe that the Board should reconsider its recommendation of the One Equity offer in the light of the points we make above and the existence of alternative, value-enhancing transactions. In particular, we encourage the Board to re-visit a leveraged recapitalization of the Vertrue's balance sheet and to use those proceeds to fund a special dividend to shareholders.

We understand the Board's reluctance to approach the debt markets considering the Company's experience in 2004. However, much has changed in the market since then. Affinion's experience in the debt markets is a directly relevant example for Vertrue. At the end of 2005, Affinion launched a bond offering to partially fund the acquisition by Apollo. In similar fashion to Vertrue's 2004 offering, Affinion found that the capital markets were not receptive to its offering and consequently, the underwriting banks were forced to hold a large portion of the issue in a bridge facility. In order to move this bridge facility off their balance sheets, the underwriting banks educated the investment community on Affinion's business model to create demand for a new bond issue. In April 2006, the bond issue was placed as 11.5% subordinated debt.

Over the next several months, Affinion met expectations and that same debt appreciated substantially. Today, that 11.5% subordinated issue yields 8.8% despite Affinion being levered 5.2X. Furthermore, in January 2007, Affinion re-levered its balance sheet to 6.4X and used the $350 million of proceeds to buy back preferred debt and dividend to Apollo an amount in excess of Apollo's initial equity investment.

We believe Vertrue should draw upon Affinion's experience for the benefit of its own shareholders. Based on current market conditions and management's projections, Vertrue could issue debt to fund at least a $30 dividend while still maintaining a healthy balance sheet with significant free cash flow. We assess that based on a price to earnings ratio between 12.5 and 13.5x, the pro forma stock price, including the special dividend, would be 25-35% higher than the $48.50 offer. We further suggest that if market conditions one year from now are similar and management meets expectations, Vertrue could issue more debt to fund ANOTHER special dividend to shareholders, while allowing current shareholders to maintain their ownership in the Company. We would note that given the size of One Equity's financing package, the Sponsor's bankers believe that this leveraged strategy for Vertrue is entirely feasible.

Looking at the proposed 1st lien / 2nd lien financing structure One Equity will use for its transaction, we hypothesize that one year from now One Equity will be in a position to take advantage of the cheap call protection of its debt and re-lever the Company, and dividend most, if not all, of its equity investment to itself. Clearly, we don't need a private equity company to do what we as shareholders can do for ourselves.

At this point, I would like to note that Brencourt remains a strong supporter of the Company, its management and its prospects. However we strongly urge the Board of Directors to re-consider its endorsement of the current $48.50 offer. We do not believe that the proposed transaction adequately compensates us for our shares. Otherwise we remain prepared to further defend alternative means that deliver greater shareholder value.

Sincerely,

/S/ WILLIAM L. COLLINS
----------------------
William L. Collins
Chief Executive Officer
Brencourt Advisors LLC

CC:      James B. Duffy, EVP/CFO/COO/Director
         Vincent DiBenedetto, EVP/Director
         Robert Kamerschen, Director/Chairman of the Special Committee Alec L. Ellison, Director
         Joseph E. Heid, Director
         Michael T. McClorey, Director
         Edward M. Stern, Director
         Marc S. Tesler, Director